Exhibit (a)(1)(E)

NAVIOS MARITIME HOLDINGS INC.

OFFER TO PURCHASE

FOR AN AGGREGATE OF APPROXIMATELY $20,000,000 CONSISTING OF

UP TO

300,000 AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 1/100TH OF A SHARE OF 8.75% SERIES G CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

AND UP TO

1,000,000 AMERICAN DEPOSITARY SHARES, EACH REPRESENTING 1/100TH OF A SHARE OF 8.625% SERIES H CUMULATIVE REDEEMABLE PERPETUAL PREFERRED STOCK

FOR CASH

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE

AT MIDNIGHT (THE END OF THE DAY), NEW YORK CITY TIME, ON OCTOBER 12, 2022.

WE MAY EXTEND THE OFFER PERIOD AND WITHDRAWAL PERIOD AT ANY TIME.

September 29, 2022

To Brokers and Other Securities Intermediaries:

Navios Maritime Holdings Inc. (“Navios Holdings,” the “Company,” “our,” “we” or “us”) is offering to purchase (the “Offer”) an aggregate of approximately $20,000,000, consisting of (1) up to 300,000 of the outstanding American Depositary Shares (“Series G ADSs”), each representing 1/100th of a Share of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G Preferred”), at a purchase price per Series G ADS of $15.73 in cash (the “Series G ADS Purchase Price”), less any applicable withholding taxes and applicable ADS cancellation fees for each Series G ADS tendered pursuant to the terms of the Series G Amended and Restated Deposit Agreement, and (2) up to 1,000,000 of the outstanding American Depositary Shares (“Series H ADSs”), each representing 1/100th of a Share of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H Preferred” and, together with the Series G Preferred, the “Preferred Shares”), at a purchase price per Series H ADS of $15.28 in cash (the “Series H ADS Purchase Price” and, together with the Series G ADS Purchase Price, the “Purchase Price”), less any applicable withholding taxes and applicable ADS cancellation fees for each Series H ADS tendered pursuant to the terms of the Series H Amended and Restated Deposit Agreement, on the terms and conditions set forth in the Offer to Purchase, dated September 14, 2022, and the Amended and Restated Offer to Purchase, dated as of September 29, 2022 (as further amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”). This letter amends and restates in its entirety the letter that was sent to you on or around September 14, 2022.

The Offer is being made exclusively to existing holders of Series G ADSs and Series H ADSs, and, accordingly, the holders of the underlying Preferred Shares. If all conditions to the Offer are satisfied or waived, the Company will acquire up to 300,000 of Series G ADSs from all such tendering holders of Series G ADSs and up to 1,000,000 of the Series H ADSs from all such tendering holders of Series H ADSs. If more than 300,000 Series G ADSs are tendered, then the Company shall acquire such number of Series G ADSs at the Series G ADS Purchase Price on a pro rata basis from all holders that tendered Series G ADSs. If more than 1,000,000 Series H ADSs are tendered, then the Company shall acquire such number of Series H ADSs at the Series H ADS Purchase Price on a pro rata basis from all holders that tendered Series H ADSs. The aggregate consideration for 300,000 Series G ADSs and 1,000,000 Series H ADSs sought in the Offer is approximately $20,000,000.

As a result of any required proration, the Company may not purchase all of the Series G ADSs and/or Series H ADSs that you properly tender. No fractional Series G ADSs or Series H ADSs will be purchased. The exact details of the tender acceptance proration are described in the Amended and Restated Offer to Purchase.

Any Series G ADSs or Series H ADSs not accepted will be credited back to the appropriate account promptly following the expiration or termination of the Offer.

The Offer is not conditioned upon any receipt of a minimum number of Series G ADSs or Series H ADSs being tendered into the Offer. However, the completion of the Offer is subject to certain other conditions. See “The Offer—Conditions of the Offer.”

The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Amended and Restated Offer to Purchase.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS. THE OFFER WILL EXPIRE AT MIDNIGHT (THE END OF THE DAY), NEW YORK CITY TIME, ON OCTOBER 12, 2022, UNLESS WE EXTEND THE PERIOD OF TIME FOR WHICH THE OFFER IS OPEN, IN WHICH CASE THE TERM “EXPIRATION DATE” MEANS THE LATEST TIME AND DATE ON WHICH THE OFFER, AS SO EXTENDED, EXPIRES.

In connection with the Offer, please forward copies of the enclosed materials to your clients for whom you hold Series G ADSs or Series H ADSs. For your information and for forwarding to your clients, we are enclosing the following documents:

1.	Amended and Restated Offer to Purchase, dated September 29, 2022; and

2.

a form of letter that may be sent to your clients for whose accounts you hold Series G ADSs or Series H ADSs registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

Participants of The Depository Trust Company (“DTC”) will be able to execute tenders through DTC’s automated system. No guaranteed delivery procedures are being offered in connection with the Offer.

Georgeson LLC is acting as Information Agent and Citibank, N.A. is acting as Tender Agent in connection with the Offer. The Information Agent may contact holders of Series G ADSs or Series H ADSs by mail, telephone, facsimile and personal interviews and may request brokers and securities intermediaries to forward materials relating to the Offer to beneficial owners. The Information Agent and the Tender Agent will each receive reasonable and customary compensation for their respective services and will be reimbursed by us for reasonable out-of-pocket expenses. The Information Agent and the Tender Agent will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

Under no circumstances will interest be paid on the consideration payable for Series G ADSs or Series H ADSs, regardless of extension of, or amendment to, the Offer or any delay in delivering such consideration.

The Company will, upon request, reimburse brokers and other securities intermediaries for customary clerical and mailing expenses incurred by them in forwarding materials to their customers. We may pay certain fees or commissions to brokers, other securities intermediaries or other persons (other than as described above) for soliciting tenders of Series G ADSs and Series H ADSs. Transfer taxes on the acquisition of Series G ADSs or Series H ADSs pursuant to the Offer, if any, will be paid by us.

Questions regarding the terms of the Offer, and requests for assistance or for additional copies of the Offer to Purchase and any other required documents, may be directed to the Information Agent at the address and telephone numbers set forth on the back cover of the Offer to Purchase.

Sincerely,

NAVIOS MARITIME HOLDINGS INC.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL RENDER YOU THE AGENT OF THE COMPANY, THE INFORMATION AGENT, OR THE TENDER AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER NOT CONTAINED IN THE OFFER TO PURCHASE.